Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 000-026521

To: All Expedia Employees Worldwide
Sent: Saturday, July 2, 2005
From: Dara Khosrowshahi
Subject line: Expedia Inc - July 2005

July 2005

I just spent a couple of days with the European team at their annual offsite in Antalya, Turkey, and this served to confirm for me just how important our international operations are to  our overall growth and goal to be the largest seller of travel worldwide.  Some interesting facts to consider:

The United States travel market is estimated at $215 billion, with an estimated 24% ($51 billion) of those bookings online.  It is a huge market and our share of that market (about $11 billion in gross bookings) is still relatively modest.  The European and Asian travel markets are even bigger - an estimated $529 billion in total, with only 6% ($33 billion) of that online.  Our share of that market is under $2 billion - talk about a huge opportunity.

So - what should our goal be?  What should we aspire to?  I believe that we should be satisfied with nothing short of 50% of our revenue coming from outside the United States.  In Q1 of 2005, International revenues accounted for 20% of our total revenue.  Does that make the 50% goal unrealistic?  Absolutely not - consider other leaders in the Internet space:

•              In Q1 2005, 46% of Amazon’s revenue came from their International operations

•              In Q1 2005, 49% of Ebay’s revenue came from their International operations

•              Even Google, which is so early in its development, had 39% of its revenue from outside the US.

And then there’s the Coca Cola Company, which epitomizes the values of a world class global company - almost 70% of their revenue comes from outside North America - that can only be accomplished with total long term focus and execution.

Why should we settle for anything less?  If you examine the source of our revenue growth in our last quarter, you can see that we are headed in the right direction - in Q1, for example, 59% of our revenue growth came from outside the US.  The US will always be our locomotive, but having a healthy and increasingly global business is a core pillar of our strategy moving forward - it’s the turbo booster for our company.

It is no surprise that our competitors have picked up on the power of international as well but they’ve gone about it in a very different way to us - Sabre will spend over a billion dollars to buy Lastminute.com and Cendant has spent almost $1.5 billion to buy Ebookers and Gullivers.  Kudos to Simon Breakwell’s European team for building the leading online European travel business almost entirely organically.  It’s a feat that should not be discounted.  While Sabre’s and Cendant’s entrée into these markets inevitably means more deep pocketed competition over the long term, it does introduce a window of a year or so where we can push our advantage while our competition is busy digesting and integrating.  We have to be more aggressive than ever in these markets in the near term.

Let me give you some more perspective on the successes of our European business and our accomplishments there just over the past year:

•              Expedia.uk and Expedia.de are the number one online travel sites in their respective markets

•              We had very successful launches of our Italian and French sites, with over $135 million in gross bookings together in their first year of operation.  We believe we are already the number one OLTA in Italy as well.

•              Our joint venture with the SNCF, the French rail company operates the number one online travel site in France.

•           We continue to profitably build the Hotels.com brand in Europe and are growing nicely in over 35 countries worldwide.

•              We have shipped over 100 new products over the past year, including train e-packages in France, selling low cost carriers in Germany, beginning to roll out Everest and building terrific customer functionality in each of our points of sale.

And then there’s Asia - our new frontier.  We are just getting started here with our investment in Elong, the establishment of a team to launch in Australia and a dedicated APAC dev team to start work on a Japanese site.  The added bonus of creating the Japanese site is that it allows us develop functionality to be used in our  next generation travel platform.  The investment in the Asian markets may be considerable and the markets may be slower to develop than we would like - but great management, the right strategy, and focused and consistent execution will get us there.  I’m very confident that Barney Harford and his team can bring this potential to reality.

What does all this mean to you - especially if you are in the US where the vast majority of our profits are coming from today?  It means simply that it is incumbent on us to invest for the future at the same time that we are building on the present.  This can mean trade-offs, spending extra weeks or months building a product that works globally and not just locally.  At times it may mean sending our best people abroad to operate in what may seem like relatively small operations today.  It can also mean reduced short term profitability or cutting back investments in certain areas to fund international initiatives.  These are the investments that we have to make to stay ahead of the game.

Everything that we do, every day - we have to think global.

Thanks for all the hard work,

Dara